PREMIUM BILL

Date: August 26, 2025

Insured: MANAGER DIRECTED PORTFOLIOS

Producer: MAURY DONNELLY & PARR INC
             24 COMMERCE STREET
             BALTIMORE, MD 21202

Company: Federal Insurance Company

THIS BILLING IS TO BE ATTACHED TO AND FORM A PART OF THE POLICY REFERENCED BELOW.

Policy Number: J06041243

Policy Period: 09-01-2024 to 09-30-2025

NOTE: PLEASE RETURN THIS BILL WITH REMITTANCE AND NOTE HEREON ANY CHANGES. BILL WILL BE RECEIPTED AND RETURNED TO YOU PROMPTLY UPON REQUEST.

PLEASE REMIT TO PRODUCER INDICATED ABOVE. PLEASE REFER TO J06041243

Product	Effective Date	Premium
Financial Institution Bond for Investment Companies	09-01-2025	$262.00

TOTAL POLICY PREMIUM	$262.00

WHEN REMITTING PLEASE INDICATE POLICY OR CERTIFICATE NUMBER



AMEND BOND PERIOD ENDORSEMENT

Named Assured				Endorsement Number
MANAGER DIRECTED PORTFOLIOS				6
Bond Number	Bond Period			Effective Date of Endorsement
J06041243	09-01-2024	to	09-30-2025	September 1, 2025
Issued By				
Federal Insurance Company				

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1.   Bond Period: From: September 1, 2024
                                         To: September 30, 2025
                                         At 12:01 A.M. local time at the Address of **Assured**.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

_____
Authorized Representative

MDP Board of Trustees Meeting August 6, 2025 Resolutions

Approval of Extension of Fidelity Bond and Directors' and Officers'/Errors and Omissions Liability Insurance Policy

WHEREAS, the Board previously approved the Fidelity Bond issued by Chubb-Federal Insurance Company and the Directors' and Officers'/Errors and Omissions Insurance policy with Chubb-Federal Insurance Company, each for the period from September 1, 2024 to September 1, 2025; and

WHEREAS, the Board will receive a presentation and recommendation regarding the renewal of these insurance policies at its quarterly meeting on September 3, 2025, following the expiration date; now, therefore, it is

RESOLVED, that the term of the existing Fidelity Bond and the Directors' and Officers'/Errors and Omissions Insurance policy, each with Chubb-Federal Insurance Company, is hereby extended through September 30, 2025; and it is

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolution.

September 3, 2025

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
        File No. 811-21897
        Rule 17g-1 Filing of Fidelity Bond

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios.

- A copy of the executed Investment Company Protection Bond (the "Bond") for the period from September 1, 2024 through September 30, 2025 is enclosed under EXHIBIT 1;
- A copy of the resolution from the August 06, 2025 meeting of the Board of Trustees approving the amount, type, form, coverage and premium of the Bond is enclosed under EXHIBIT 2;

Premiums in the amount of $3,579.00 have been paid for the bond for the period beginning September 1, 2024, through September 30, 2025.

If you have any questions about this filing, please contact the undersigned at 414-516-1519.

Sincerely,

/s/ Ryan Frank

Ryan Frank
President
U.S. Bancorp Fund Services, LLC

Enclosures